SEC FILE NUMBER - 000-21683
CUSIP NUMBER - 388707 10 1

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):             [X] Form 10-K   [   ] Form 20-F   [   ] Form 11-K
               [   ] Form 10-Q   [   ] Form 10-D   [   ] Form N-SAR [   ] Form N-CSR

For Period Ended:  December 31, 2011

[   ] Transition Report on Form 10-K
[   ] Transition Report on Form 20-F
[   ] Transition Report on Form 11-K
[   ] Transition Report on Form 10-Q
[   ] Transition Report on Form N-SAR

For the Transition Period Ended:      ______________________________________________________________________________
                                                                                          Read Instructions (on back page) before preparing Form. Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
______________________________________________________________________________

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

____________________________________________________________________________________________________________________________________________________________________

PART I – REGISTRANT INFORMATION

GraphOn Corporation
Full Name of Registrant

Former Name if Applicable
5400 Soquel Avenue, Suite A-2
Address of Principal Executive Office (Street and Number)
Santa Cruz, California 95062
City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

(a) The reasons described in detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]              (b) The subject report, semi-annual report, transition report on Form 10-Q or subject distribtuion report on Form 10-D, or portion thereof will be filed on or before the fifth calendar day following the presecribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached  if applicable.

PART III – NARRATIVE

State below in reasonable detail why the Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Form 10-K could not be filed within the prescribed time period because additional time was necessary to review the information being included in the Summary Compensation Table.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

S. Elizabeth Foster	212	768-6700
(Name)	(Area Code)	(Telephone Number)
(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

[ X ] Yes [ ] No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion hereof?
[ X  ] Yes [   ] No   See Attachment A

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

GraphOn Corporation
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 2, 2012	By: /s/ William Swain
William Swain
Chief Financial Officer
INSTRUCTION:  The form may be signed by an executive officer of the registrant or by any other fully authorized representative.  The name and title of the person signing the form shall be typed or printed beneath the signature.  If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

Attachment A

The Registrant had total revenue of $6.6 million for the year ended December 31, 2011 compared with total revenue of $7.5 million for the year ended December 31, 2010. The Registrant had a net loss of $1.8 million, or $0.03 per share, for the year ended December 31, 2011 compared with a net loss of $0.8 million, or $0.02 per share, for the year ended December 31, 2010.